

Mail Stop 4561

August 4, 2016

Mrunal Desai
Chief Executive Officer
Astics, Inc.
2167 El Capitan Ave,
Santa Clara, CA 95050

> **Re:** **Astics, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 20, 2016**
> **File No. 024-10564**

Dear Mr. Desai:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

General

1. We note your revisions to the formula used to calculate the rate at which notes will be convertible to common stock. However, you do not appear to have filed the revised form of convertible promissory notes reflecting such changes to the terms of the notes. Please advise or file the amended form of promissory note agreement.

2. We reissue prior comment 1 in part, insofar as we are unable to locate revisions to Parts I and II reflecting the fact that the common stock underlying the notes is being qualified in this offering. To the extent you believe that such shares are not required to be qualified, please provide your analysis supporting this view. Alternatively, as previously requested, revise your offering statement, including in Item 4 of Part I of your Form 1-A, to seek qualification of the common stock underlying the convertible notes.

3.   We note that you have not filed a legality opinion. Please file this opinion with your next amendment. As you may know, an opinion of counsel as to the legality of the securities being qualified is required to be filed as an exhibit to your offering statement. Refer to Item 17.12 of Part III of Form 1-A. For additional guidance, consider Staff Legal Bulletin No. 19, available on our website.

Financial Statements, page 33

4.   Please address the following items as they relate to your financial statements:

- Your statement of stockholder's deficit for the period of August 28, 2014 to December 31, 2014 on page 44 begins with an inception date of March 8, 2016. Further, your ending balance of 10,000,000 shares does not appear to match the stock issuances noted in Note 4 beginning on page 48. Total shareholders' equity of $22,898 as of December 31, 2014 on the balance sheet on page 42 does not tie to total stockholder's deficit of $(98) as of December 31, 2014 in the statement of stockholder's deficit on page 44. Please revise accordingly.

- Similarly, your statement of stockholders' deficit for the period of January 1, 2015 to December 31, 2015 on page 40 shows a balance of 10,000,000 shares which also does not appear to match stock activity in Note 4. Also, the ending balance of total stockholders' deficit of $(138) as of December 31, 2015 does not tie to the total shareholders' equity balance of $45,839 in the balance sheet as of December 31, 2015 on page 38. Please revise.

- Total Shareholders' Equity of $288,983 as of May 31, 2016 in your balance sheet on page 34 does not tie to your total stockholder's deficit balance of $(32,933) as of May 31, 2016 in your statement of stockholders' deficit on page 36. Please revise accordingly.

- Please update your footnote disclosures to explain any material transactions that impacted your stockholders' equity over these periods.

Signatures, page 52

5.   We reissue prior comment 3 in part. As previously requested, please ensure that you provide the date and geographical location where the offering circular is signed on behalf of the company.

You may contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andy Altahawi,PhD
    Adamson Brothers